BB

11018770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30993

SEC MAIL PROCESSING SECTION ... 2011 WASH. D.C. 211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Beaconsfiled~~ Beaconsfield Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Technology Drive, Suite 1
(No. and Street)

Canonsburg (City) PA (State) 15317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard King Rainier 724-745-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350 (Address) Bridgeville (City) PA (State) 15017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/9

BB 3/16

OATH OR AFFIRMATION

I, Richard King Rainier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beaconsfield Financial Services, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard King Rainier

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beaconsfield Financial Services, Inc.

Financial Statements
and Additional Information

Years Ended
December 31, 2010 and 2009

Beaconsfield Financial Services, Inc.

Financial Statements
and Additional Information

Years Ended
December 31, 2010 and 2009

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have audited the accompanying statements of financial condition of Beaconsfield Financial Services, Inc. as of December 31, 2010 and 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with the filing requirements of Securities and Exchange Commission Rule 17a-5(g)(1), we have also issued a report dated February 00, 2011, on our consideration of Beaconsfield Financial Services, Inc.'s internal control to the extent considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

Damratoski & Company PC
Certified Public Accountants

February 15, 2011

Financial Statements

Beaconsfield Financial Services, Inc.

Statements of Financial Condition

	December 31 2010		December 31 2009	
Assets				
Current Assets:				
Cash and cash equivalents	$	120,996	$	115,935
Accounts receivable		43,002		37,851
Due from related party		1,155		3,204
Prepaid expenses		4,844		9,750
Prepaid income taxes		390		130
Marketable securities		42,741		35,547
Total Current Assets		213,128		202,417
Equipment and Fixtures:				
Furniture and fixtures		70,914		69,514
Less accumulated depreciation		58,356		53,934
		12,558		15,580
Other Asset:				
Mesirow risk deposit account		25,000		25,000
	$	250,686	$	242,997

See Notes to Financial Statements.

	December 31	
	2010	2009
Liabilities and Stockholders' Equity		
Current Liabilities:		
Commissions payable	$ 81,009	$ 66,708
Accrued payroll and related withholdings	-	48
Deferred income taxes payable	2,900	1,200
Accounts payable and accrued expenses	42,363	54,399
Total Current Liabilities	126,272	122,355
Deferred Income Taxes Payable	2,600	3,100
Stockholders' Equity:		
Common stock, $0.50 par value; 100,000 shares authorized, 38,000 shares issued and outstanding	19,000	19,000
Retained earnings	93,458	94,680
Accumulated other comprehensive income:		
Unrealized gain on marketable securities	9,356	3,862
	121,814	117,542
	$ 250,686	$ 242,997

Beaconsfield Financial Services, Inc.

Statements of Operations

	Year Ended December 31	
	2010	2009
Revenues:		
Commission revenues	$ 1,824,023	$ 1,157,367
Other revenues	5,261	3,021
	1,829,284	1,160,388
Operating Expenses:		
Operating expenses	1,730,164	1,062,666
General and administrative expenses	96,307	95,400
Depreciation expense	4,423	5,327
	1,830,894	1,163,393
Net Loss From Operations	(1,610)	(3,005)
Other Income:		
Interest and dividend income	188	202
Loss Before Income Taxes	(1,422)	(2,803)
Income Tax Benefit	(200)	(2,380)
Net Loss	$ (1,222)	$ (423)

See Notes to Financial Statements.

Beaconsfield Financial Services, Inc.

Statements of Changes
in Stockholders' Equity

	Year Ended December 31	
	2010	2009
Common Stock:		
Balance, January 1 and December 31	$ 19,000	$ 19,000
Retained Earnings:		
Balance, January 1	94,680	95,103
Net loss for the year	(1,222)	(423)
Balance, December 31	93,458	94,680
Accumulated Other Comprehensive Income, net of income tax:		
Balance, January 1	3,862	11,306
Unrealized holding gain (loss) arising during the year on marketable securities	5,494	(7,444)
Balance, December 31	9,356	3,862
	$ 121,814	$ 117,542

See Note to Financial Statements.

Beaconsfield Financial Services, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2010	2009
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net loss	$ (1,222)	$ (423)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense	4,423	5,327
Deferred income taxes	(500)	(3,470)
(Increase) decrease in:		
Accounts receivable	(5,151)	(12,467)
Prepaid expenses	4,906	(9,250)
Prepaid income taxes	(260)	(130)
Increase (decrease) in:		
Commissions payable	14,301	30,481
Accrued payroll and related withholdings	(48)	48
Accounts payable and accrued expenses	(12,036)	7,517
Net cash provided by operating activities	4,413	17,633
Cash flows from investing activities:		
Capital expenditures	(1,401)	(1,413)
Due from related party, net	2,049	(3,204)
Net cash provided (used) by investment activities	648	(4,617)
Net Increase in Cash and Cash Equivalents	5,061	13,016
Cash and Cash Equivalents, beginning of year	115,935	102,919
Cash and Cash Equivalents, end of year	$ 120,996	$ 115,935

See Notes to Financial Statements.

	Year Ended December 31	
	2010	2009
Supplemental Disclosure of Cash Flows:		
Cash paid during year for:		
Income Taxes Paid:		
Federal	$ 300	$ 150
State	260	570
	$ 560	$ 720

A. Organization and Nature of Operations

Beaconsfield Financial Services, Inc. (Company) was organized on October 25, 1983 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Canonsburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred. Securities transactions and related commission revenues are recorded on a settlement date basis, generally the third business day after the trade date.

Fully Disclosed Basis. The Company is associated with Mesirow Financial, Inc. (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. As such, the Company is exempt from the requirements to maintain a special reserve bank account for the exclusive benefit of customers, as prescribed by SEC Rule 15c3-3. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 upon which the Clearing Broker pays interest at prevailing rates.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Date of Management's Review. The Company has evaluated subsequent events through February 15, 2011, which is the date the financial statements were available to be issued.

Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

B. Summary of Significant Accounting Policies (Continued)

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Marketable Securities. Equity securities are classified as "available-for-sale" and are reported at their fair values based upon quoted market prices. Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses are computed based on specific identification of the securities sold.

Capitalization and Depreciation. Equipment and fixtures is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

Advertising. The Company expenses the cost of advertising as incurred. Advertising expense was $11,016 and $5,007 for the years ended December 31, 2010 and 2009, respectively.

Compensated Absences. The Company has a vacation policy allowing for paid time off based on years of service. The vacation policy does not allow for the accumulation or carryover of unused vacation to future periods. Accordingly, the Company recognizes the costs of compensated absences when actually paid to employees and has not accrued a liability for unused vacation time at December 31, 2010 and 2009.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences (described in Note G) between the basis of asset and liabilities for financial statement and income tax purposes. The deferred tax liability represents future tax consequences of these differences, which will be taxable when the liabilities are recovered or settled. It is the Company's policy not to take uncertain tax positions.

C. Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2010, the Company did not exceed the insured limit.

D. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2010 and 2009, the Company had net capital of $92,896 and $80,586, respectively, and a net capital ratio (aggregate indebtedness divided by net capital) of 1.39 to 1 and 1.56 to 1, respectively.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2010 and 2009, there were no material differences.

E. Marketable Securities

Marketable securities consist of 440 shares of ESB Financial Corporation and 1,500 shares of NASDAQ OMX Group, Inc. common stock and are classified by the Company as "available-for-sale". Cost, unrealized gain, and fair value are as follows:

	2010	2009
Marketable securities, as cost	$ 30,485	$ 30,485
Net unrealized gains	12,256	5,062
Fair Value	$ 42,741	$ 35,547

The unrealized gains are reported, net of tax, as accumulated other comprehensive income in stockholders' equity. The marketable securities are included in current assets on the balance sheets.

F. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

G. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2010, the Company's open audit periods are 2007 through 2010 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are only 50% deductible for Federal and state income tax purposes.

The provision for income taxes in the statements of operations consists of the following components:

	2010	2009
Currently payable	$ 300	$ 1,090
Deferred	(500)	(3,470)
	$ (200)	$ (2,380)

G. Income Taxes (Continued)

At December 31, 2010 and 2009, a long-term deferred tax liability was recognized for a taxable temporary difference totaling $2,600 and $3,100, respectively. This difference relates to using different depreciation methods (modified accelerated cost recovery system for tax purposes versus straight-line method for financial statement reporting).

At December 31, 2010 and 2009, a current deferred tax liability of $2,900 and $1,200, respectively, was recorded for a taxable temporary difference due to an unrealized holding gain on marketable securities and netted with accumulated other comprehensive income in stockholders' equity on the balance sheets.

H. Pension Plan

The Company has a SEP retirement plan which covers all of its employees. Total pension expense amounted to $64,613 and $39,611 for the years ended December 31, 2010 and 2009, respectively.

I. Lease Commitments

The Company leases office space under a non-cancellable operating lease, which began in May 2008 and expires April 2013 and provides for monthly lease payments of $2,439. The lease is renewable for an additional five years following the initial termination date, at a lease rate mutually agreeable. For the years ended December 31, 2010 and 2009, rent expense under this lease amounted to $26,880.

During 2010 and 2009, the Company was reimbursed $2,400 by Summit Advisors LLC, an entity controlled by the shareholders of the Company, for use of its office space.

The future minimum lease payments required by this office lease are as follows:

Year ending December 31	
2011	$ 29,268
2012	29,268
2013	9,756
	$ 68,292

Also, the Company leased a vehicle under a non-cancellable operating lease. This lease, which was entered into in July 2006, provided for monthly lease payments of $539 and expired August 2009. Total rent expense under this lease amounted to $3,797 for the year ended December 31, 2009.

Supplementary Information

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Shareholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have audited the accompanying financial statements of Beaconsfield Financial Services, Inc. as of and for the years ended December 31, 2010 and 2009, and have issued our report thereon dated February 15, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Damratoski & Company PC
Certified Public Accountants

February 15, 2011

Beaconsfield Financial Services, Inc.

Computations of Net Capital
and Aggregate Indebtedness

	Year Ended December 31	
	2010	2009
Net Capital:		
Total stockholders' equity	$ 121,814	$ 117,542
Deductions:		
Prepaid expenses	4,844	9,750
Receivables from non-customers	1,155	3,204
Prepaid income taxes	390	130
Property and equipment	12,558	15,580
Total non-allowable assets	18,947	28,664
Net Capital Before Haircuts on Security Positions	102,867	88,878
Haircuts on Securities:		
Other securities	6,411	5,332
Undue concentrations	3,560	2,960
Total Haircuts on Securities	9,971	8,292
Net Capital	92,896	80,586
Net Capital Requirements	50,000	50,000
Net Capital in Excess of Minimum Requirements	$ 42,896	$ 30,586
Aggregate Indebtedness	$ 128,872	$ 125,455
Ratio of Aggregate Indebtedness to Net Capital	1.39	1.56

See Independent Auditor's Report.

	Year Ended December 31	
	2010	2009
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 92,896	$ 80,586
Audit Adjustments:		
Deferred tax provision	1,200	(2,270)
Prepaid expenses	(4,844)	(9,250)
Prepaid income taxes	(260)	(130)
Due from related party	(1,155)	(3,204)
Property and equipment	(1,400)	(1,413)
Depreciation	-	5,328
Accounts payable and accrued expenses	6,190	14,191
	(269)	3,252
Changes to Non-Allowable Assets:		
Prepaid expenses	4,844	9,250
Prepaid income taxes	260	130
Property and equipment	1,400	(3,915)
Due from related party	1,155	3,204
	7,659	8,669
Change in Haircut on Securities - Undue Concentration	-	12
Net Capital Per Broker/Dealer's Unaudited Part II	$ 100,286	$ 92,519

Beaconsfield Financial Services, Inc.

Statement of Exemption from
SEC Rule 15c3-3(k)(2)(ii)

Beaconsfield Financial Services, Inc. is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

Beaconsfield Financial Services, Inc.

Schedules of Operating & General
and Administrative Expenses

	Year Ended December 31	
	2010	2009
Operating Expenses:		
Advertising	$ 11,016	$ 5,007
Commissions	1,288,792	774,884
Equipment rental	-	1,199
Insurance	7,195	4,135
Internet access	1,998	1,891
Payroll taxes	20,473	13,543
Regulatory expenses	21,855	5,525
Rent	26,880	26,880
Repairs and maintenance	747	1,181
Retirement plan	64,613	39,611
Selling expense	13,937	20,879
Telephone	10,342	9,561
Wages	262,316	158,370
	$ 1,730,164	$ 1,062,666
General and Administrative:		
Auto expense	$ 11,735	$ 12,096
Contributions	204	706
Dues and subscriptions	3,625	5,182
Employee benefits	37,464	29,135
Legal and accounting	8,158	14,296
Miscellaneous	152	-
Office supplies and expense	17,033	17,232
Postage	4,943	5,519
Travel and entertainment	12,993	11,234
	$ 96,307	$ 95,400

See Independent Auditor's Report.

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Internal Control Required by SEC 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors and Shareholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

In planning and performing our audit of the financial statements of Beaconsfield Financial Services, Inc. (Company), as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 15, 2011

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors and Shareholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the years ended December 31, 2010 and 2009, which were agreed to by Beaconsfield Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Beaconsfield Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Beaconsfield Financial Services, Inc.'s management is responsible for Beaconsfield Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 and 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 and 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 15, 2011

SIPC-7
(33-REV 7/10)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

"Amended"

For the fiscal year ended 12 · 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030993 FINRA Dec
Beaconsfield Financial Services, Inc. MY
Southpointe Business Park
160 Technology Drive
Canonsburg, PA 15317-7508

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Betty H. Rainier 724-745-6800

2. A. General Assessment (item 2e from page 2) $ 366.00

B. Less payment made with SIPC-6 filed (exclude interest) (348.00)
7-29-2010 and 1-31-2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 18.00

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 18.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18.00

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Beaconsfield Financial Services, Inc
(Name of Corporation, Partnership or other organization)

Betty H. Rainier
(Authorized Signature)

Dated the 4 day of February, 2011.

Secretary / Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 2010 and ending 12-31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,836,666
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	1,836,666
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,340,046
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	7194
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	9591
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	333,455
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,690,286
2d. SIPC Net Operating Revenues	$ 146,380
2e. General Assessment @ .0025	$ 366.

(to page 1, line 2.A.)

SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: BEACONSFIELD FINANCIAL SERVICES, INC. [13]

SEC. FILE NO.: 8-30993 [14]

FIRM ID NO.: 14634 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

SOUTHPOINTE INDUSTRIAL PARK, 160 TECHNOLOGY DR., SUITE 101 [20]
(No. and Street)

CANONSBURG [21] (City) PA [22] (State) 15317 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/10 [24]

AND ENDING (MM/DD/YY): 12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Betty H Rainier [30]

(Area code) - Telephone No.: (724) 745-6800 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25 day of February 20 11

Manual Signatures of:

1) Richard K. Rainier
Principal Executive Officer or Managing Partner

2) Betty H. Rainier
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

BROKER OR DEALER

BEACONSFIELD FINANCIAL SERVICES, INC. | N | 3 | | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]

SEC FILE NO. 8-30993 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 120,996	200			$ 120,996	750
2. Receivables from brokers or dealers:						
A. Clearance account	25,000	295				
B. Other		300	$	550	25,000	810
3. Receivables from non-customers	43,002	355		600	43,002	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	42,741	424				
E. Spot commodities		430			42,741	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ [150]						
B. Other securities $ ______ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ______ [170]						
B. Other securities $ ______ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ______ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		490	12558	680	12558	920
11. Other assets		535	6389	735	6389	930
12. Total Assets	$ 231,739	540	$ 18947	740	$ 250686	940

OMIT PENNIES

BROKER OR DEALER

BEACONSFIELD FINANCIAL SERVICES, INC. as of 12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	[1045]	$	[1255]	$	[1470]
14. Payable to brokers or dealers:							
A. Clearance account			[1114]		[1315]		[1560]
B. Other			[1115]		[1305]		[1540]
15. Payable to non-customers		81,009	[1155]		[1355]	81,009	[1610]
16. Securities sold not yet purchased, at market value					[1360]		[1620]
17. Accounts payable, accrued liabilities, expenses and other		47863	[1205]		[1385]	47863	[1685]
18. Notes and mortgages payable:							
A. Unsecured			[1210]				[1690]
B. Secured			[1211]		[1390]		[1700]
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					[1400]		[1710]
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value from outsiders	$ [990]				[1410]		[1720]
C. Pursuant to secured demand note collateral agreements					[1420]		[1730]
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					[1430]		[1740]
E. Accounts and other borrowings not qualified for net capital purposes			[1220]		[1440]		[1750]
20. TOTAL LIABILITIES		$ 128872	[1230]	$	[1450]	$ 128872	[1760]

Ownership Equity

21. Sole proprietorship			$	[1770]
22. Partnership (limited partners)	$	[1020]		[1780]
23. Corporation:				
A. Preferred stock				[1791]
B. Common stock			19,000	[1792]
C. Additional paid-in capital				[1793]
D. Retained earnings			102814	[1794]
E. Total			121814	[1795]
F. Less capital stock in treasury			( )	[1796]
24. TOTAL OWNERSHIP EQUITY			$ 121814	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 250686	[1810]

OMIT PENNIES

BROKER OR DEALER		
BEACONSFIELD FINANCIAL SERVICES, INC.	as of	12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	121814	3480
2. Deduct ownership equity not allowable for Net Capital			(	0)	3490
3. Total ownership equity qualified for Net Capital				121814	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)				0	3525
5. Total capital and allowable subordinated liabilities			$	121814	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 18947	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	18947)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	102867	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	6411	3734			
D. Undue concentration	3560	3650			
E. Other (List)		3736	(	9971)	3740
10. Net Capital			$	92896	3750

OMIT PENNIES

BROKER OR DEALER BEACONSFIELD FINANCIAL SERVICES, INC.	as of	12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$	8583	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	50,000	3760
14. Excess net capital (line 10 less 13)			$	42896	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$	80669	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	128872	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	128872	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	1.39	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART IIA

BROKER OR DEALER

BEACONSFIELD FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 10/01/10 [3932] to 12/31/10 [3933]

Number of months included in this statement 3 [3931]

REVENUE

STATEMENT OF INCOME (LOSS)

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 24527	3935
b. Commissions on listed option transactions	1582	3938
c. All other securities commissions	141497	3939
d. Total securities commissions	167606	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange	0	3945
b. From all other trading	0	3949
c. Total gain (loss)	0	3950
3. Gains or losses on firm securities investment accounts	7196	3952
4. Profits (losses) from underwriting and selling groups	0	3955
5. Revenue from sale of investment company shares	831804	3970
6. Commodities revenue	0	3990
7. Fees for account supervision, investment advisory and administrative services	0	3975
8. Other revenue	823066	3995
9. Total revenue	$ 1829672	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			245000	4120
11. Other employee compensation and benefits			1306109	4115
12. Commissions paid to other brokers-dealers			0	4140
13. Interest expense			0	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			24677	4195
15. Other expenses			249115	4100
16. Total expenses			$ 1830894	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (1222)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (1222)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(29,400)	4211

PART IIA

BROKER OR DEALER

BEACONSFIELD FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 10/01/10 to 12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 117542	4240
A. Net income (loss)			4272	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 121814	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

BROKER OR DEALER

BEACONSFIELD FINANCIAL SERVICES, INC. as of 12/31/10

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

Mesirow Financial 4335 X 4570

D. (k) (3) - Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities